SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 5)*



                       United International Holdings, Inc.
                       -----------------------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)



                                   910734 10 2
                                 --------------
                                 (CUSIP Number)



                         Filed pursuant to Rule 13d-2(b)
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  910734 10 2              13G                      Page 2 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Albert M. Carollo
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      152,460 (1)(2)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   152,460 (1)(2)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     152,460 (1)(2)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.5% (3)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 41,250 shares of Class A Common Stock Mr. Carollo would acquire upon exercise of presently exercisable stock options.
(2) Includes 111,210 shares of Class A Common Stock issuable upon conversion of 111,210 shares of the Issuer's Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), owned by Carollo Company, a general partnership, of which Mr. Carollo is a partner.
(3) Adjusted for the exercise of options and conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  910734 10 2              13G                      Page 3 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Carollo Company
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      111,210 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   111,210 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     111,210 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.4% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.


(1) Includes 111,210 shares of Class A Common Stock issuable upon conversion of 111,210 shares of Class B Common Stock owned by Carollo Company, a general partnership.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  910734 10 2              13G                      Page 4 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Albert & Carolyn Company
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      111,206 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   111,206 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     111,206 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.4% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 111,206 shares of Class A Common Stock issuable upon conversion of 111,206 shares of Class B Common Stock owned by Albert & Carolyn Company, a general partnership.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  910734 10 2              13G                      Page 5 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    James R. Carollo Living Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      111,206 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   111,206 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     111,206 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.4% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 111,206 shares of Class A Common Stock issuable upon conversion of 111,206 shares of Class B Common Stock.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  910734 10 2              13G                      Page 6 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    John B. Carollo Living Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      55,600 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   55,600 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,600 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.2% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 55,600 shares of Class A Common Stock issuable upon conversion of 55,600 shares of Class B Common Stock.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  910734 10 2              13G                      Page 7 of 11 Pages


ITEM 1.

     (a)  Name of Issuer:

          United International Holdings, Inc., a Delaware corporation

     (b)  Address of Issuer's Principal Executive Offices:

          4643 S. Ulster Street
          Suite 1300
          Denver, Colorado  80237

ITEM 2.

     (a)  Name of Person(s) Filing:

          Albert M. Carollo
          Carollo Company, a general partnership
          Albert & Carolyn Company, a general partnership
          James R. Carollo Living Trust
          John B. Carollo Living Trust

     (b)  Address of Principal Business Office or, if None, Residence:

     The address for all Reporting Persons, except James R. Carollo Living Trust, is:

          c/o Sweetwater Television
          P.O. Box 9
          602 Broadway
          Rock Springs, WY  82901

     The address for James R. Carollo Living Trust is:
          Box 772870
          Steamboat Springs, CO  80477

     (c)  Citizenship:

     Albert M. Carollo is a citizen of the USA. The other Reporting Persons are organized under the laws of the State of Wyoming.

     (d)  Title of Class of Securities:

          Class A Common Stock, par value $0.01 per share

     (e)  CUSIP Number:

          910734 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO.:  910734 10 2              13G                      Page 8 of 11 Pages


(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment investment company under Section 3(c)(14) of the Investment Company Act Act of 1940.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. [ ]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. The information provided in this Item 4 assumes the conversion of Class B Common Stock for Class A Common Stock.

     (a)  Amount beneficially owned:

          Albert M. Carollo  beneficially  owns 152,460 shares of Class A Common
               Stock, which includes presently exercisable options for 41,250 shares and 111,210 shares held by Carollo Company.
          Carollo Company  beneficially  owns  111,210  shares of Class A Common
               Stock.
          Albert & Carolyn Company  beneficially  owns 111,206 shares of Class A
               Common Stock.
          James R. Carollo Living  Trust  beneficially  owns  111,206  shares of
               Class A Common Stock.
          John B. Carollo Living Trust  beneficially owns 55,600 shares of Class
               A Common Stock.

     (b)  Percent of class:

     The following percentage interests are based on 30,699,381 shares of Class A Common Stock outstanding as of January 8, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q filed January 14, 1999.

          Albert M. Carollo:  0.5%  (adjusted for  presently  exercisable  stock options)
          Carollo Company:  0.4%
          Albert & Carolyn Company:  0.4%
          James R. Carollo Living Trust:  0.4%
          John B. Carollo Living Trust:  0.2%

     Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. When all classes of stock beneficially owned by each of the Reporting Persons are aggregated, each Reporting Person may be deemed to beneficially own voting equity securities representing the following percentages of the voting power with respect to a general election of directors:

          Albert M. Carollo:  0.9%  (adjusted for  presently  exercisable  stock options)
          Carollo Company:  0.9%
          Albert & Carolyn Company:  0.9%

CUSIP NO.:  910734 10 2              13G                      Page 9 of 11 Pages


          James R. Carollo Living Trust:  0.9%
          John B. Carollo Living Trust:  0.4%

     See Item 8 below for additional information concerning the election of directors.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:  not applicable

          (ii) Shared power to vote or to direct the vote (see Item 8 below, which is incorporated in this Item 4(c) by this reference):

          Albert M. Carollo:  152,460 shares,  includes 41,250 shares subject to presently exercisable options
          Carollo Company:  111,210 shares
          Albert & Carolyn Company:  111,206 shares
          James R. Carollo Living Trust:  111, 206 shares
          John B. Carollo Living Trust:  55,600 shares

          (iii) Sole power to dispose or to direct the disposition of: not applicable

          (iv) Shared power to dispose or to direct the disposition of (see Item 8 below, which is incorporated in this Item 4(c) by this reference):

          Albert M. Carollo:  152,460 shares,  includes 41,250 shares subject to presently exercisable options
          Carollo Company:  111,210 shares
          Albert & Carolyn Company:  111,206 shares
          James R. Carollo Living Trust:  111, 206 shares
          John B. Carollo Living Trust:  55,600 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Albert M. Carollo is the beneficial owner of 41,250 shares of Class A Common Stock (assumes the exercise of options for 41,250 shares) and 111,210 shares of Class B Common Stock, which are held in the name of Carollo Company, a general partnership of which he is a general partner. The Albert & Carolyn Company, the James R. Carollo Living Trust and the John B. Carollo Living Trust each received their shares of Class B Common Stock identified in this Schedule 13G, as amended, from an affiliate of Albert M. Carollo, but Mr. Carollo has retained no beneficial ownership interest in such shares.

Pursuant to the terms of that certain Stockholders' Agreement, dated April 13, 1993 (the "Stockholders' Agreement"), by and among Cable Acquisition Corp.,

CUSIP NO.:  910734 10 2              13G                     Page 10 of 11 Pages

Albert M. Carollo, William J. Elsner, L. Flinn, Jr. Family Limited Partnership, Lawrence Flinn, Jr., Joseph E. Giovanini, Clarice J. Giovanini, Giovanini Investments, Ltd., Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd., Gene W. Schneider, G. Schneider Holdings, Mark Schneider, Janet S. Schneider (collectively, the "Founders"), Apollo Cable Partners, L.P. ("Apollo") and the Issuer, Apollo and the Founders have agreed to vote in favor of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders in the elections of directors of the Issuer. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Issuer's voting securities beneficially owned by it is reduced below certain levels. These director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of Apollo and the Founders. A copy of the Stockholders' Agreement can be found at Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

To the knowledge of each Reporting Person, L. Flinn, Jr. Family Limited Partnership and Lawrence Flinn, Jr. transferred all their shares in the Issuer and ceased to be parties to the Stockholders Agreement. In 1997, DLF Partners and Lawrence F. DeGeorge became parties to the Stockholders Agreement as Founders upon acquiring all the shares held by Cable Acquisition Corporation. Some of the Founders have transferred all or a portion of their shares of the Issuer to the following persons: Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Giovanini Properties, Curtis Rochelle Trust, Jim Rochelle, Kathleen Jaure, the Revocable Trust of Janet Schneider, Susan G. Schneider and Robert A. Schneider. As a result of these transfers, the transferees became subject to the Stockholders' Agreement as Founders. William J. Elsner, Joseph E. Giovanini, Clarice J. Giovanini, Giovanini Investments, Ltd., and Giovanini Properties ceased to be parties to the Stockholders Agreement upon the sale of substantially all of their shares of Common Stock of the Issuer through a secondary offering on July 16, 1998. As a result of these transactions, the current parties to the Stockholders Agreement are the Issuer, Apollo, and Albert M. Carollo, Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, DLF Partners, Lawrence F. DeGeorge, Kathleen Jaure, Curtis Rochelle, Curtis Rochelle Trust, Jim Rochelle, Marian Rochelle, Gene W. Schneider, G. Schneider Holdings, Mark Schneider, the Revocable Trust of Janet Schneider, Susan G. Schneider and Robert A. Schneider as Founders.

The Issuer's Board of Directors is currently composed of ten members, eight of whom may be deemed to have been nominated by the Founders and two of which may be deemed to have been nominated by Apollo.

There are no other agreements among the Reporting Persons and any other Founder or Apollo with respect to the voting of the Issuer's securities.

To the best of each Reporting Person's knowledge, the Founders and Apollo beneficially owned as of December 31, 1998, a total of 10,400,097 shares of the Class A Common Stock (assuming the conversion of 9,608,136 shares of Class B Common Stock for 9,608,136 shares of Class A Common Stock and includes 572,583 shares that would be acquired upon exercise of presently exercisable options). As a result of voting provisions of the Stockholders' Agreement, the Founders and Apollo may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Issuer's stock held by the other members of such "group." Pursuant to Rule 13d-4, each of the Reporting Persons hereby disclaims beneficial ownership for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, of the shares of Class A Common Stock and Class B Common Stock held by any other Founder, Apollo or their transferees.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATIONS.

         Not applicable.

CUSIP NO.:  910734 10 2              13G                     Page 11 of 11 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 1999                      /s/ Albert M. Carollo
                                              ----------------------------------
                                              Albert M. Carollo


                                              CAROLLO COMPANY,
                                              a Wyoming general partnership


Dated:  February 4, 1999                      By: /s/ Albert M. Carollo
                                                 -------------------------------
                                                 Albert M. Carollo
                                                 General Partner


                                              ALBERT & CAROLYN COMPANY,
                                              a Wyoming general partnership


Dated:  February 8, 1999                      By: /s/ Albert M. Carollo, Jr.
                                                 -------------------------------
                                                 Albert M. Carollo, Jr.
                                                 General Partner

                                              JAMES R. CAROLLO LIVING TRUST,
                                              a Wyoming trust


Dated:  February 8, 1999                      By: /s/ James R. Carollo
                                                 -------------------------------
                                                 James R. Carollo,
                                                 Trustee

                                              JOHN B. CAROLLO LIVING TRUST,
                                              a Wyoming trust


Dated:  February 3, 1999                      By: /s/ John B. Carollo
                                                 -------------------------------
                                                 John B. Carollo,
                                                 Trustee